August 3, 2007
VIA EDGAR AND FACSIMILE (202.772.9217)
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Re:	Inverness Medical Innovations, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006 (“Form 10-K”)
Filed March 1, 2007
File No. 001-16789

Form 8-K for Event Date May 17, 2007 (“Form 8-K”)
Filed May 23, 2007
Dear Mr. Rosenberg:
          This letter is submitted by and on behalf of Inverness Medical Innovations, Inc. (“Inverness” or “the Company”) in response to the verbal comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the filings listed above (collectively, the “Filings”). The verbal comments were provided on August 2 during a telephone conversation between myself, David Teitel, Chief Financial Officer and Sasha Parikh, Staff Accountant, and were made based on your review of our July 23, 2007 response to your original comment letter dated July 16, 2007 (the “Comment Letter”).
          For reference purposes, with respect to each verbal comment, we have referenced the original comment number from the Comment Letter and repeated the text of your original comment. We have then attempted to faithfully summarize the corresponding verbal comment provided yesterday.
Form 10-K for the year ending December 31, 2006
Note (18) Financial Information by Segment, page F-50
COMMENT 4. Please provide us in disclosure-type format revenues by distinct product or classes of products or explain why this disclosure required by paragraph 37 of SFAS 131 is not warranted in the notes to your financial statements.
VERBAL COMMENT: Noting your disclosures on page 4 of the 10-K relating to premium branded, value branded and private label consumer products, we believe that paragraph 37 requires disaggregation of products within the consumer diagnostics products segment. This may be required within the professional diagnostic products segment.

FURTHER RESPONSE: SFAS 131 paragraph 37 requires that revenues “from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.” With respect specifically to the consumer diagnostics products described on page 4 of the 10-K, we believe that the products described on page 4 are substantially similar products and that aggregation of the disclosure at the segment level is therefore in accordance with the requirements of paragraph 37. In addition, we note that management does not consider this information material in the resource decision making process. Our arrangements for the sales of these products at times involve promotional allowances or volume rebates based on the aggregate sales of all such products supplied by Inverness to such customers rather than amounts which may be specifically attributed to each individual brand or subunit. We note too that in certain instances, retail deductions for matters including returned goods (which are often destroyed at the retailers location rather than shipped back to the Company) are often charge back by retailers with imprecise identifications as to the specific products for which the deduction is being taken. While we track closely such deductions in our accounting records in aggregate against the related categories and estimate our return exposure for this homogenous group of products as a whole, precise allocation of these promotional allowances, volume rebates and deductions, as would be required for external reporting of brand specific results, is not tracked and would be impracticable to recalculate on a historical basis. Because of the substantial similarity of the underlying products in each segment and as a result of the challenges in precisely allocating all customer deductions to specific products and the fact that management has not tracked this information on a historical basis because it did not evaluate it in making resource decisions or evaluating financial performance, we believe that our existing disclosures are appropriate.
Note (20) Valuation and Qualifying Accounts page F-52
COMMENT 5. Please provide, in disclosure type format, a table for your provisions for returns, discounts and other allowances charged against net product sales or tell us why this disclosure is not warranted. A roll forward of the provision for the estimate for each period presented should include the following:
•	Beginning balance,

•	Current provision related to sales made in current period,

•	Current provision related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made in current period,

•	Actual returns or credits in current period related to sales made in prior periods, and

•	Ending balance.
VERBAL COMMENT: On page F-53 you have broken our your reserves against receivables and inventories, but not your provision for product returns. We note your disclosures regarding your total provision for sales returns and other allowances on page 45 of your 10-K.
FURTHER RESPONSE: As we noted in our discussion, the amount of the allowances related to sales incentive arrangements disclosed of page 45 of our 10-K (e.g., $52.8 million for 2006) differs from the provision included on page F-53 (e.g., $22.9 million) as a result of certain contractual price discounts and adjustments which are known and quantifiable at the time of sale. These deductions, which include discounts from our list prices, are charged directly to our income statement at the time that the sales transaction is recorded, rather than accrued as part of our allowances for other types of promotional deductions.
We will clarify this distinction in future filings and will add disclosure indicating that the deductions that we disclose on page 45 include amounts charged directly to the income statement at the time revenues are recorded rather than provided through reserves or accruals.
Form 8-K filed May 23, 2007
Exhibit 99.2
Joint Venture with P&G
COMMENT 8. Please provide, in disclosure type format, each party’s rights and obligations with respect to the joint venture. Also include how the fair value at which you will be required to purchase this is determined along with the accounting that you are applying to this obligation. Include any specific references to the accounting literature that supports this treatment.
VERBAL COMMENT: We note your prior response, but believe the option has a value greater than zero because you may recognize a gain in the event that it is not exercised. Please also expand your disclosures to discuss in more detail each party’s rights and obligations with respect to the joint venture.
FURTHER RESPONSE: As we noted in our previous response, the option that P&G holds to require us to repurchase the business that we have contributed to the business is a fair value option. We have discussed the valuation of an option with a strike price that is set to be the fair value of the underlying asset at the date of exercise with the valuation experts that we use from time to time to assist us with a variety of valuation requirements. Their belief is that since the strike price is set to be fair value, the value of the payoff of the put option held by P&G is always zero; therefore, the value of the put option is zero under option pricing theory. We have discussed this conclusion with our auditors, BDO Seidman, LLP, including consulting with their National office, and they concur with our decision.
In future filings, we will expand our disclosure concerning the rights and obligations of each joint venture party consistent with the information that we provided to you in our last response.
COMMENT 9. Please explain to us why the company received the cash of $325 million from P&G instead of the joint venture. Also provide us a discussion of why the deferral of payment as a gain is appropriate including any references to the applicable authoritative literature upon which you relied in this determination.
VERBAL COMMENT: Please quantify the deferred gain which may be recognized in connection with the transaction.

FURTHER RESPONSE: In the pro forma balance sheet for the period ended March 31, 2007 included in the 8-K that we filed on May 23, 2007, we included a line in the long term liability section of the balance sheet captioned “Deferred gain on joint venture” and the estimated amount of the deferred gain, $256.1 million. We further described the basis for this deferral in adjustment P of Note 2 to the pro forma financial statements. We will include a similar break out of the deferred gain in our 10-Q for the period ended June 30, 2007.
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          We appreciate your prompt attention to this matter in light of our pending proxy statement/prospectus on Form S-4 in connection with our pending acquisition of Cholestech Corporation. We therefore look forward to your further thoughts on the issues discussed above in hopes of resolving this review in the coming days. I will be calling Sasha Parikh shortly to set a time to discuss these issues further. In the interim, please do not hesitate to contact me at (781) 314-4049.

Sincerely,
/s/ Jay McNamara

Jay McNamara Senior Counsel, Corporate and Finance

cc:	Sasha Parikh, Staff Accountant

David Teitel, Chief Financial Officer
Ellen Chiniara, General Counsel
Scott Duggan, Esq., Goodwin Procter, LLP
Hank Galligan, BDO Seidman, LLP

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